Sol Strategies Monthly Update

Revenue growth of 15%month over month from June to July

Toronto, Ontario--(Newsfile Corp. - August 5, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today issued a comprehensive corporate update for the month of July and announced the date of its third quarter 2025 earnings webcast.

July 2025 Corporate Highlights:

  Board Approval of Share Consolidation: On July 23, 2025, SOL Strategies announced that In July 2025, the Board of Directors approved a 1-for-8 share consolidation to support the Company's planned listing on Nasdaq and ensure compliance with the exchange's minimum share price requirements-an important milestone in our strategy to broaden access to U.S. capital markets. The Nasdaq listing remains subject to Nasdaq approval and standard regulatory conditions.
  Ark Investment chooses SOL Strategies as Staking Provider: On July 28, 2025 SOL Strategies announced that ARK Invest's Digital Asset Revolutions Fund selected SOL Strategies as its Staking Provider. This is a major milestone for the Company in working with one of the most prestigious ETF asset management companies in the United States.
  Validator revenue up 15.4% in SOL terms month over month: Validator operations generated 15% higher revenues in SOL terms compared to June, reflecting both network activity growth and operational efficiency improvements with a gross margin of approximately 90%*
  Validator Operations Update: The company also continued to expand its core validator operations and achieved its highest levels of delegated Solana on its validators as well as continued advancements in its infrastructure management, including the release of its open-source validator failover technology for community use as part of ongoing efforts to support broader ecosystem efforts.

*Source: Staking.kiwi analytics dashboard. Data reflects internal reporting of validator performance metrics for the period ending July 31, 2025. Figures are unaudited and subject to revision.

Treasury and Validator Operations Update (as of July 31, 2025):

  SOL Holdings: 396,717 SOL (CAD $91.4 million)
  JitoSOL Staked Holdings: 26,440 JTO (CAD $7.4 million)
  Combined SOL Holdings: 428,995 SOL (CAD $98.8 million)
  Assets Under Delegation (AUD): 3,551,797 SOL
  Unique Wallets Served: 5,537
  Validator uptime spotlight: 100% uptime on Laine for over 500 days
  Peak APY delivered: 7.704% (Orangefin); Network average: 7.41%

*All CAD equivalents are based on a SOL/CAD exchange rate of 1 SOL = CAD $230.32, as published on Coinbase
(https://www.coinbase.com/converter/sol/cad) as of August 4, 2025 at 2:45 p.m. Eastern Time.

*Additional data and validator performance metrics are available via the affiliated SOL Strategies dashboard on Dune Analytics:
https://dune.com/sol_strategies/sol-strategies. Figures are based on internally maintained and affiliated data sources and are subject to change.

Leah Wald, CEO of SOL Strategies, stated:

"July demonstrated our ability to execute on multiple strategic initiatives simultaneously. The Board's approval of a share consolidation advances us towards our anticipated NASDAQ listing under the new ticker symbol "STKE", while ARK Invest's selection of SOL Strategies as their exclusive staking partner validates our leading performance, reliability and institutional grade validator infrastructure. With 15% growth in validator revenues and continued 100% uptime, we're building the operational foundation for our next phase of growth."

Upcoming Earnings Webcast

SOL Strategies will release its financial results for the third quarter ending June 30, 2025, on Tuesday, August 26, 2025. The Company will host a webcast later that day to review its financial performance and strategic progress.

Event: SOL Strategies FY Q3 2025 Earnings

Webcast Date: Tuesday, August 26, 2025, at 4:30 PM Eastern Standard Time

Webcast Link: https://event.on24.com/wcc/r/5043194/1E21F75D23E0BA0E387244393790930D

CEO Leah Wald, CFO Doug Harris, and CTO Max Kaplan will host the live webcast to review the results and provide updates on recent milestones, validator operations, and the Company's path to Nasdaq. A replay will be available shortly after the event at https://solstrategies.io/investors.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include references to Nasdaq listing and operational growth expectations. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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